June 9, 2009

The following is MDS Inc.’s (MDS or the Company) Management’s Discussion and Analysis (MD&A) of the results of operations for the three months and six months ended April 30, 2009 and its financial position as of April 30, 2009. This MD&A should be read in conjunction with the unaudited quarterly consolidated financial statements and related note disclosures. Readers are also referred to the Company’s fiscal 2008 financial reports, which includes the Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form. Each of these documents is available as applicable on MDS’s website at www.mdsinc.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of applicable Canadian securities regulation and the <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />US Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with regulators in Canada and the US Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations and press releases.  These forward-looking statements include, among others, statements with respect to our objectives for 2009 and beyond, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the global economies, in particular the economies of  Canada, the US, the European Union, Asia, and other countries in which we conduct business; the stability of global equity markets; the cost and availability of financing and our ability to obtain such financing given the restrictions in our Senior Unsecured Notes and bank credit facilities; our ability to remain in compliance with our Senior Unsecured Notes and credit facilities covenants; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the US dollar, Canadian dollar and Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the US; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to complete strategic transactions and to execute them successfully, including successful closure of negotiated deals; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations; natural disasters; public-health emergencies; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of non-GAAP measures
In addition to measures based on US Generally Accepted Accounting Principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog. These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenues, adjusted EBITDA, and operating working capital are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

Substantially all of the products of the mass spectrometer product lines of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we provide manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general, and administration expenses, incurred by us for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. We do not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint venture realizes net income when the products are sold to a third party customer. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the mass spectrometer product lines of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners. This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market. We record our 50% share of realized profits from the joint ventures as equity earnings. We do not record income until it is realized by the joint venture.

MDS Pharma Services measures and tracks contract backlog, particularly for its Late Stage business, which consist of Phase II-IV and Central Labs operations. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Overview and Significant Events

Our business

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

MDS Pharma Services redefines focus on Early Stage services, plans to exit the Late Stage business

On June 1, 2009, we announced as part of our ongoing strategic review process that we have decided to focus our MDS Pharma Services business segment on the delivery of Early Stage (Discovery through Phase IIa) contract research organization (CRO) services. As part of this strategic initiative, we intend to sell MDS Pharma Services’ Late Stage operations, which consist of Phase II-IV and Central Labs operations. We have signed a $50 million agreement to sell our Phase II-IV operations to INC Research, Inc., a leading global provider of CRO services. A suitable buyer is being sought for our Central Labs operations. This sale will allow us to advance our leadership position in the delivery of Early Stage CRO services, where we have a top-three market position.

The $50 million purchase price includes certain transition services and customary post-closing contingencies and adjustments, including working capital, and includes $5 million of consideration that is contingent on the completion of certain transition milestones. Given our progress driving improvements in cash flow, the most significant post-closing adjustment could be working capital. As of April 30, 2009, this adjustment would have been a reduction of approximately $7 million. Our Phase II-IV operation has approximately 800 employees who conduct large, multi-site clinical trials in more than 25 countries. This sale is expected to close during the third quarter of fiscal 2009 and is subject to customary closing conditions, including regulatory approvals.

Our Central Labs operation collects, tests and issues reports on patient samples for Phase II-IV clinical trials, and operates with approximately 600 employees in six sites across Europe, North America, and Asia. We anticipate that our Central Labs operations will be sold within the next 12 months. Accordingly, in the third quarter of fiscal 2009, we will reflect the Central Labs operations at their fair value less costs to sell and classify them as “Assets held for sale” on the consolidated statements of financial position. The results of operations will be reported as “Discontinued operations, net of income taxes” on the consolidated statements of operations. There is a significant amount of uncertainty in estimating the potential gain or loss on sale of Central Labs, including the timing of sale, proceeds and costs of disposition.

The carrying amount of the net assets as of April 30, 2009, for our Phase II-IV operations and Central Labs were approximately $41 million and $24 million, respectively. The net revenues of our Phase II-IV operations and Central Labs for the first half of fiscal 2009 were approximately $58 million and $39 million, respectively.

MDS Nordion – Medical Isotope Supply Disruption

On May 18, 2009, Atomic Energy of Canada Limited (AECL) announced that its National Research Universal (NRU) would be out of service for more than one month due to a heavy water leak in the reactor vessel, and on May 27, 2009, AECL further clarified that the reactor would be out of service for at least three months. AECL has not yet completed its investigation to determine the extent of repairs that may be required. As a result of this, and the uncertainty regarding the time required to complete potentially complex repairs, the actual time the reactor is out of service may be longer than three months. Based on historical EBITDA trends related to NRU supplied products, we expect our EBITDA to be reduced by approximately $4 million for each month that the NRU is out of service. We are assessing plans to reduce costs over the shutdown period.

In the event that the NRU remains out of service for an extended period of time and our business continues to be negatively impacted by market conditions, we are at risk of breaching certain debt covenants.  A breach of these covenants would require repayment of the      $221 million outstanding Senior Unsecured Notes and prevent us from accessing our existing revolving credit facility.  The covenants are calculated using an adjusted EBITDA to interest expense ratio, in accordance with Canadian GAAP, for the latest four preceding quarters. At this time, we do not expect to be in violation of the covenants, if at all, until fiscal 2010, and we may remain in compliance for the foreseeable future.  In addition to $243 million cash on hand, we expect to be able to obtain new financing at market rates should we be required to repay the Senior Unsecured Notes. We are taking action to mitigate the risk of a potential debt covenant violation and are developing plans to address this situation should it occur.

An extended interruption of medical isotopes may impact, among other things, our ability to remain in compliance with our debt covenants, realize our tax strategies, fully utilize our assets, make investments in our business, and implement restructuring required to deliver improvements to EBITDA, which individually or collectively, could have a material adverse affect on our business, operations and financial results.

Maple Facilities

On May 16, 2008, AECL and the Government of Canada unilaterally announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU, and would pursue a license extension of the NRU operation past its current expiry date of October 31, 2011.  On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations.  We concurrently filed court claims for C$1.6 billion (US$1.3 billion) in damages against AECL and the Government of Canada. We continue to pursue these actions with our current emphasis on the arbitration proceedings. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring options for both the long-term supply of reactor based medical isotopes and isotopes produced by other modalities. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE project to address the current shortage of medical isotopes created by the shutdown of the NRU and to avoid similar occurrences in the future.

Separately, on April 28, 2009, MDS Nordion announced an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing a viable and reliable supply of photo fission-based molybedium-99 (Mo-99), the primary reactor-based medical isotope. The Company is also actively seeking other sources of isotope supply.

Impact of current economic conditions

In the second quarter of fiscal 2009, our cash balance increased to $243 million, up $94 million or 63% compared to our first quarter of fiscal 2009, primarily due to the collection of the $60 million Borealis note receivable in March 2009 and strong cash collections related to our continuous focus on improving working capital. Given the current economic conditions, we believe our strong cash position allows us to focus on strengthening our operations. As well, we are managing capital expenditures, working capital, and our overall business to continuously improve our liquidity position.

Asset Impairments

We monitor our goodwill for indicators of impairment and test for impairment at least annually. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on our consolidated statement of financial position. Our reporting units are MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies.

During the quarter ended April 30, 2009, we experienced a significant decline in our stock price, which in conjunction with our total net book value being greater than the market capitalization is considered a potential indicator of impairment.  As such, we compared our financial forecasts to prior period forecasts for each of our reporting units and considered other market factors and indicators as of April 30, 2009.  Based on this analysis, we concluded that there were no triggering events that would cause us to test for impairment of goodwill for any of our reporting units as of April 30, 2009.

While we believe that our approach is reasonable and appropriate in the circumstances, if industry and economic conditions in our markets continue to deteriorate, resulting in further declines in revenues and operating results, a further impairment review of our goodwill may be required.

We also test our long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, which the carrying value of the asset exceeds its fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Significant judgment is required to determine how assets are grouped for impairment testing, including our product and service line portfolio, customers and related commercial agreements, and the lowest level for which identifiable cash flows are largely independent. We consider projected future undiscounted cash flows, trends and other factors in our assessment of whether impairment conditions exist.

During the second quarter of fiscal 2009, we experienced a decline in our Central Labs operations, which is part of MDS Pharma Services. A deterioration of customer demand and declines in forecasted cash flows represent indicators of impairment. We performed an impairment analysis and determined that property, plant and equipment, which represent the long-lived asset group of Central Labs are impaired as of April 30, 2009. Based on the estimated fair value of Central Labs’ property, plant and equipment using the income and cost approaches, as well as reviewing information with respect to prices for similar assets, we have recorded a non-cash pre-tax impairment charge of $16 million for the quarter ended April 30, 2009. This charge is recorded in Other expenses (income), net.

The remaining carrying value of the Central Labs’ property, plant and equipment as of April 30, 2009 is $5 million with approximately    $24 million of net assets. While we believe that our estimates of the fair value are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions and the effectiveness of productivity and business growth, could significantly affect our future cash flow estimates. In determining the fair value of long-lived assets, management utilized income and cost approaches as well as reviewing information with respect to prices for similar assets. In addition, with our intention to sell Central Labs, management will assess during the third quarter of fiscal 2009 the fair value of the Central Labs operation, in accordance with accounting guidelines for discontinued operations, and could potentially record an asset write-down.

Restructuring

To further improve operating performance in a soft economy, to reduce overhead associated with the exit of Late Stage and to sharpen our focus on Early Stage, MDS Pharma Services approved and initiated certain restructuring actions in the third quarter of 2009.  These restructuring actions are expected to impact approximately 180 persons and are estimated to cost $4 million.  The majority of these actions will take place in the third quarter of fiscal 2009 and are expected to generate annual savings of approximately $9 million.

Special Committee

In the first quarter of 2009, we constituted a committee of independent directors to support our continuing process of reviewing strategic alternatives to enhance shareholder value. As a result of this ongoing strategic review process, we have decided to focus MDS Pharma Services on the delivery of Early Stage (Discovery-Phase IIa) CRO services which has led to the sale of Phase II-IV as well as the proposed sale of Central Labs operations. The strategic review will continue to consider and evaluate other strategic options involving MDS. Given the uncertain market and economic conditions, there can be no assurance that this process will result in any specific strategic or financial transactions. No timetable has been set for its completion.

MDS Inc.

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

(millions of US dollars)

Second Quarter			Year-to-date
2009	2008		2009	2008
$282	$350	Total revenues	$557	$672
(25)	(24)	Reimbursement revenues	(43)	(50)
$257	$326	Net revenues	$514	$622

$(17)	$13	Net (loss) income	$(15)	$32
8	6	Income tax expense	7	-
2	(1)	Interest expense (income), net	4	(4)
-	-	Change in fair value of interest rate swaps	-	(2)
23	23	Depreciation and amortization	45	50
16	41	EBITDA	41	76
-	1	Restructuring charges, net	6	1
16	-	Impairment of property, plant and equipment, net	16	-
-	3	Write-down of investments and valuation provisions	1	3
-	(10)	Change in FDA estimate	-	(10)
-	-	Loss on sale of business	-	2
(1)	(1)	Acquisition integration	(1)	2
$31	$34	Adjusted EBITDA	$63	$74
12%	10%	Adjusted EBITDA margin	12%	12%

Consolidated net revenues, excluding reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services, were down $69 million or 21% to $257 million in the second quarter of 2009, from the same quarter last year. The impact of foreign exchange decreased net revenue in the second quarter of 2009 compared with the second quarter of 2008 by approximately $30 million or 11%. The sale of certain product lines within MDS Nordion reduced revenue by $10 million in the second quarter of 2009 compared with the same period in the prior year.  Excluding the impact of foreign exchange and divestitures, net revenues declined by approximately 10%. Consolidated net revenues for the six months ended April 30, 2009 were down $108 million or 17% from the same period in 2008, which was primarily due to foreign exchange, the MDS Nordion product line divestures and lower volumes resulting from general economic conditions.

The net loss in the second quarter of 2009 was $17 million compared with net income of $13 million for the same quarter last year; primarily due to the $13 million after tax non-cash impairment charge for property, plant and equipment of our Central Labs business within MDS Pharma Services, and a $12 million write-down of certain tax assets. The second quarter of fiscal 2009 and the same quarter in 2008 included $3 million of pre-tax embedded derivative gains. The second quarter of 2008 included $7 million of after tax income from our revised estimate of the remaining Food and Drug Administration (FDA) provision related to our Montreal Bioanalytical business. The net loss for the six months ended April 30, 2009 was $15 million compared to net income of $32 million from the same period in 2008. This was primarily due to the Central Labs write-down in MDS Pharma, the impact of foreign exchange, the write-down of certain tax assets and restructuring activities at MDS Analytical Technologies and MDS Pharma Services.

In the second quarter of 2009, adjusted EBITDA was $31 million, down $3 million or 9% from same quarter last year.  Excluding the impact of foreign exchange and divestitures, adjusted EBITDA increased by approximately $5 million or 16%. The increase in adjusted EBITDA, excluding the impact of foreign exchange and divestitures, was primarily the result of approximately $15 million in cost reductions from productivity improvements and previously announced restructuring initiatives. These savings were partially offset by declines in revenues. In the current quarter, MDS Pharma Services reported adjusted EBITDA of $3 million, up $4 million compared with the same quarter in 2008. MDS Nordion reported adjusted EBITDA of $23 million, down $1 million compared with the same quarter in 2008. MDS Analytical Technologies reported adjusted EBITDA of $13 million, down $4 million compared with the same quarter in 2008.  Adjusted EBITDA for the six months ended April 30, 2009 was down $11 million or 15% from the same period in 2008, which was primarily due to impact of the foreign exchange, and lower volumes resulting from the general economic conditions, partially offset by productivity and restructuring savings.

The negative impact of foreign exchange in the second quarter of 2009 was primarily a result of a $4 million loss on previously established hedge positions and a $2 million increase in the loss on the revaluation of certain assets and liabilities, from a $1 million loss in the second quarter of 2008 to a $3 million loss in the second quarter of 2009.

Adjustments reported for the second quarter of 2009 were related to a $16 million Central Labs write-down in MDS Pharma Services and a $1 million gain on settlement of a contingency relating to our acquisition of Molecular Devices business in 2007. Adjustments reported for the second quarter of 2008 include income of $10 million due to the change in estimate for the FDA provision, a $3 million expense related to a provision against our investment in asset-backed commercial paper (ABCP), a $1 million expense related to facilities restructuring charges and $1 million related to Molecular Devices integration costs. In the first half of 2009, adjustments also comprise restructuring activities at MDS Analytical Technologies and MDS Pharma Services, and a $1 million write-down related to an investment. Adjustments in the first half of 2008 also include $3 million for MDS Analytical Technologies integration costs, a $4 million net loss on the sale of a business in MDS Nordion and a $2 million gain on mortgage settlement for MDS Pharma Services.

During the second quarter of 2009, we continued to work toward completion of our restructuring plan announced in first quarter of 2009 and these plans are now over 40% complete. These and other previously announced restructuring initiatives have resulted in $6 million of lower operating costs for our second quarter of 2009, compared with the second quarter of 2008.

Selling, general, and administration (SG&A) expenses for the second quarter totaled $62 million or 24% of net revenues compared to $75 million or 23% last year. SG&A expenses in the second quarter of 2009 were down $13 million or 17% compared to the same period last year. SG&A expenses for the six months ended April 30, 2009 were down $17 million or 12% from the same period in 2008. The decrease in the SG&A expenses was primarily due to the strengthening of the US dollar relative to the Canadian dollar, British pound and the Euro, productivity initiatives, and a $4 million reduction of stock-based compensation expense.

R&D expense in the second quarter of 2009 was down $8 million or 36% compared to the same period last year.  R&D expense for the six months ended April 30, 2009 was down $14 million or 33% from the same period in 2008. The majority of the decrease in R&D spending is a result of the completion of certain MDS Analytical Technology product development projects in the second half of 2008. These projects resulted in the launch of AB SCIEX 5500 Triple QuadTM and AB SCIEX 5500 QTRAP® platforms, CellkeyTM 384 systems and other hardware and software products. Also contributing to the decrease was a $4 million foreign exchange impact, due to the strengthening US dollar relative to the Canadian dollar during the first half of 2009 compared to the same period last year.

Consolidated depreciation and amortization expense for the second quarter of 2009 remained flat at $23 million from same quarter last year.  Consolidated depreciation and amortization expense for the six months ended April 30, 2009 were down $5 million or 10% from the same period in 2008, primarily due to impact of the foreign exchange.

Earnings per share

Reported loss per share from operations was $0.15 for the current quarter, compared to earnings per share of $0.11 in the same quarter of 2008. The decrease in the earnings per share was primarily due to the Central Labs write-down in MDS Pharma Services, foreign exchange, lower volumes resulting from the general economic conditions, higher income tax expense related to the write-down of certain tax assets, and higher interest expense in 2009, as certain interest expenses attributable to the MAPLE Facilities were capitalized in 2008. This decrease was partially offset by productivity improvements and savings resulting from restructuring initiatives. Adjusted earnings per share from operations for the current quarter was $0.03 compared to $0.08 in the same quarter of 2008.  The after-tax related adjusting items for the second quarter of 2009 were the impairment of the Central Labs’ property, plant, and equipment in MDS Pharma Services and the write-off of tax assets. The adjusting items for the second quarter of 2008 were acquisition integration costs and the change in the FDA estimate offset by restructuring charges and the write-down of investments and valuation provisions.

Reported loss per share from operations for the six months ended April 30, 2009 was $0.13, compared to earnings per share of $0.27 in the same period of 2008. Adjusted earnings per share from operations for the six months ended April 30, 2009 was $0.09 compared to $0.15 earned in the same period last year. These reductions were primarily due to the same factors mentioned above impacting our second quarter of 2009.

Adjusted earnings per share and adjusted income from operations for the two periods were as follows:

	Second Quarter		Year-to-date
	2009	2008	2009	2008
Basic (loss) earnings per share from operations – as reported	$(0.15)	$0.11	$(0.13)	$0.27
Adjusted for:
Restructuring charges, net	-	0.01	0.03	0.01
Write-down of investments and valuation provisions	-	0.03	0.01	0.03
Impairment of property, plant and equipment, net	0.11	-	0.11	-
Change in FDA estimate	-	(0.06)	-	(0.06)
Change in fair value of interest rate swaps	-	-	-	(0.02)
Acquisition integration	(0.01)	(0.01)	(0.01)	0.01
Write-off of tax assets	0.08	-	0.08	-
Tax rate changes	-	-	-	(0.09)
Adjusted earnings per share from operations	$0.03	$0.08	$0.09	$0.15

	Second Quarter		Year-to-date
(millions of US dollars)	2009	2008	2009	2008
(Loss) income from operations – as reported	$(17)	$13	$(15)	$32
Adjusted for (after tax):
Restructuring charges, net	-	1	4	1
Write-down of investments and valuation provisions	-	3	1	3
Impairment of property, plant and equipment, net	13	-	13	-
Change in FDA estimate	-	(7)	-	(7)
Change in fair value of interest rate swaps	-	-	-	(2)
Acquisition integration	(1)	(1)	(1)	1
Write-off of tax assets	9	-	9	-
Tax rate changes	-	-	-	(11)
Adjusted income from operations	$4	$9	$11	$17

MDS Pharma Services

Financial Highlights

(millions of US dollars)

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2009	revenues	2008	revenues		2009	revenues	2008	revenues
$56	53%	$68	53%	Early-stage	$114	54%	$131	53%
49	47%	60	47%	Late-stage	97	46%	117	47%
105	100%	128	100%	Net revenues	211	100%	248	100%
25		24		Reimbursement revenues	43		50
130		152		Total revenues	254		298
(74)	(70%)	(95)	(74%)	Direct cost of revenues	(147)	(70%)	(183)	(74%)
(25)		(24)		Reimbursed expenses	(43)		(50)
(26)	(25%)	(33)	(26%)	Selling, general and administration	(53)	(25%)	(62)	(25%)
(8)	(8%)	(8)	(6%)	Depreciation and amortization	(16)	(7%)	(17)	(7%)
-	-	(1)	(1%)	Restructuring charges, net	(1)	-	(1)	-
-	-	1	1%	Change in fair value of embedded derivatives	2	1%	1	-
(18)	(17%)	8	6%	Other (expense) income	(18)	(9%)	13	6%
(21)	(20%)	-	-	Operating loss	(22)	(10%)	(1)	-
				Adjustments:
-	-	(10)	(8%)	Change in FDA estimate	-	-	(10)	(4%)
16	15%	-	-	Impairment charge of property, plant and equipment, net	16	8%	-	-
-	-	1	1%	Restructuring charges, net	1	-	1	-
-	-	-	-	Gain on sale of business	-	-	(2)	(1%)
(5)	(5%)	(9)	(7%)		(5)	(2%)	(12)	(5%)
8	8%	8	6%	Depreciation and amortization	16	7%	17	7%
$3	3%	$(1)	(1%)	Adjusted EBITDA	$11	5%	$5	2%
				Margins:
30%		26%		Gross margin	30%		26%
3%		(1%)		Adjusted EBITDA	5%		2%
$2		$9		Capital expenditures	$6		$15

In the second quarter of fiscal 2009, net revenues were down $23 million or 18% from same quarter last year. The impact on revenue from the change in foreign exchange rates decreased revenues by $9 million or 7% year-over-year. Excluding the impact of foreign exchange, the decline in the Early Stage was primarily due to lower bio-analytical services and the decline in Late Stage was primarily due to lower revenues in Central Labs.  Other areas of the business saw modest declines as customers continue to reprioritize their pipelines in light of current economic conditions, the impact of mergers within the Pharmaceutical industry and Biotechnology funding constraints. Net revenues for the six months ended April 30, 2009 were down $37 million or 15% from the same period in 2008, which was also due to lower R&D spending by our customers and the impact of foreign exchange rates.

New orders in the second quarter were $114 million, down $51 million or 31% from same quarter last year, including an approximately     $9 million reduction from foreign exchange and declines in Phase I and Late Stage. New orders increased by $10 million or 10% from our first quarter of 2009, largely as a result of several new order wins in Phase II-IV and bio-analytical services. The period-end backlog was down $54 million or 11% compared to the same period last year, primarily as a result of the impact of foreign exchange and declines in the Late Stage business with the period-end backlog for the Early Stage business being up approximately 10% excluding the impact of the foreign exchange.

MDS Pharma Services Backlog Table

Orders (millions of US dollars)	New Orders	Period-End Backlog
Fiscal 2008 – Quarter 1	$177	$448
Quarter 2	$165	$496
Quarter 3	$169	$551
Quarter 4	$131	$485
Fiscal 2009 – Quarter 1	$104	$458
Quarter 2	$114	$442

Operating loss for the current second quarter was $21 million compared to $nil from the same quarter last year, primarily due to the impact of the $16 million non-cash impairment charge relating to property, plant and equipment for our Central Labs, which was reported as an adjusting item.  In the second quarter of 2008, we recorded a $10 million reversal related to the FDA provision estimate for our Montreal bio-analytical operations and $1 million in restructuring charges. Operating loss for the six months ended April 30, 2009 was $22 million compared to an operating loss of $1 million in the comparative period in 2008, primarily due to the $16 million non-cash write-down for our Central Labs within our business. The additional adjusting item recorded in the first half of 2009 was $1 million relating to restructuring charges. In the comparative period of 2008, we recorded a $2 million gain on the settlement of a mortgage, which we originally obtained as part of a business acquisition in 2000.

In the second quarter of 2009, adjusted EBITDA was $3 million compared to loss of $1 million in the same quarter last year. This increase was primarily driven by restructuring savings, process and productivity improvements, and lower labor costs due to a reduction in contract employees and lower volumes. In the second quarter of 2009, we recorded a $2 million loss on the revaluation of certain assets and liabilities compared with a $1 million loss in the prior year. In the second quarter of 2008, we also recorded a $1 million embedded derivative gain.  Adjusted EBITDA for the six months ended April 30, 2009 was up $6 million or 120% from the same period in 2008, primarily driven by productivity improvements and lower costs due to restructuring, partially offset by lower volumes.

In the second quarter of 2009, SG&A expenses were down $7 million or 21% compared to the same period last year.  SG&A expenses for the six months ended April 30, 2009 were down $9 million or 15% from the same period in 2008. SG&A expenses were lower primarily due to cost reduction measures and the strengthening of the US dollar relative to the Canadian dollar, British pound and the Euro.

By the end of the second quarter of 2009, we had completed approximately 90% of the work force reductions associated with the restructurings plan we announced in the third quarter of 2008. We also completed over 40% of the workforce reductions associated with the restructurings announced in first quarter of 2009. These restructuring initiatives have resulted in $5 million of lower costs for our second quarter.

Capital expenditures for the current quarter were $2 million compared to $9 million in the second quarter of 2008.  Capital expenditures for the six months ended April 30, 2009 were $6 million compared to $15 million in the same period of 2008. In the first half of 2008, capital expenditures were primarily related to the expansion of our Early Stage facilities in Phoenix, Arizona, U.S.

As mentioned earlier, on June 1, 2009, we announced our strategy to focus MDS Pharma Services on Early Stage operations, which spans from discovery to Phase IIa.  We have entered into an agreement to sell our Phase II-IV operations and are in the process of selling our Central Lab operations.  Our late-stage operations will be reported as discontinued operations starting in the third quarter of 2009.  The details of this transaction have been discussed previously in this MD&A.

MDS Nordion

Financial Highlights

(millions of US dollars)

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2009	revenues	2008	revenues		2009	revenues	2008	revenues
$65	100%	$76	95%	Product revenues	$131	100%	$135	96%
-	-	4	5%	Service revenues	-	-	5	4%
65	100%	80	100%	Net revenues	131	100%	140	100%
(32)	(49%)	(42)	(53%)	Direct cost of product revenues	(65)	(50%)	(76)	(54%)
-	-	(2)	(2%)	Direct cost of service revenues	-	-	(2)	(2%)
(12)	(19%)	(13)	(16%)	Selling, general and administration	(21)	(16%)	(24)	(16%)
(1)	(2%)	(2)	(3%)	Research and development	(2)	(2%)	(2)	(2%)
(3)	(5%)	(3)	(4%)	Depreciation and amortization	(6)	(5%)	(6)	(4%)
3	5%	2	3%	Change in fair value of embedded derivatives	(2)	(1%)	(2)	(2%)
-	-	1	1%	Other income (expenses), net	-	-	(3)	(2%)
20	30%	21	26%	Operating income	35	26%	25	18%
				Adjustments:
-	-	-	-	Loss on sale of business	-	-	4	3%
20	30%	21	26%		35	26%	29	21%
3	5%	3	4%	Depreciation and amortization	6	5%	6	4%
$23	35%	$24	30%	Adjusted EBITDA	$41	31%	$35	25%
				Margins:
51%		45%		Gross margin	50%		44%
35%		30%		Adjusted EBITDA	31%		25%
$1		$3		Capital expenditures	$2		$6

In the second quarter of 2009, net revenues were down $15 million or 19% from the same quarter last year, primarily due to $10 million of negative impact from foreign exchange and $10 million related to the 2008 divestiture of our external beam therapy and self-contained irradiator product lines, partially offset by pricing initiatives undertaken in 2009.  Medical isotope volumes were higher and cobalt volumes were lower in the second quarter of 2009 compared with the same period last year.  Excluding the impact of divestures and foreign exchange, second quarter 2009 revenues were up $4 million or 6%, compared with the same period in 2008.  Net revenues for the six months ended April 30, 2009 were down $9 million or 6% from the same period in 2008, primarily due to the negative impact of foreign exchange and our 2008 divesture, partially offset by higher medical isotope sales and pricing initiatives undertaken in first half of 2009.

In the second quarter of 2009, we had an operating income of $20 million compared with an operating income of $21 million for the same quarter last year. In the second quarter of 2009, our adjusted EBITDA was $23 million compared with $24 million for the same quarter last year. Excluding the impact of divestures and foreign exchange, our adjusted EBITDA was up $3 million or 12% compared with the same period in 2008, primarily due to pricing.  In addition, the second quarter of 2009 includes a gain on the embedded derivatives of $3 million compared to $2 million for the second quarter 2008.  Our operating income for the six months ended April 30, 2009 was up $10 million or 40% compared to the same period in 2008.  This increase in adjusted EBITDA for six months ended April 30, 2009, compared to the same period of 2008, is primarily due to MDS Nordion benefiting from a competitor’s medical isotope supply disruption, pricing initiatives in first half of 2009 and the negative impact of a disruption at our supplier’s reactor in the first quarter of 2008.

There were no adjusting items recorded in 2009. The adjusting item for 2008 relates to the loss of $4 million recorded for the divesture of our external beam therapy and self-contained irradiator product lines.

In the second quarter of 2009, SG&A expenses were down $1 million or 8% compared to the same quarter last year.  SG&A expenses for the six months ended April 30, 2009 were down $3 million or 13% from the same period in 2008. SG&A expenses were lower primarily due to the impact of the foreign exchange.

R&D investment in the second quarter of 2009 was $1 million compared to $2 million in the same quarter last year.  R&D for the six months ended April 30, 2009 remained flat at $2 million compared to the same period in 2008.

Capital expenditures for second quarter of 2009 were $1 million, compared with $3 million in comparative quarter of 2008. Capital expenditures for the six months ended April 30, 2009 were down $4 million compared to the same period in 2008.  The capital expenditures in 2008 were higher primarily related to a project to expand our production capability for the supply of Glucotrace in Europe, the completion of which was announced on May 28, 2009.  Our new Glucotrace production facilities provide capacity for growth and will improve the reliability of supply to our customers in Europe.

MDS Nordion – Medical Isotope Supply Disruption

In May 2009, MDS Nordion received information from AECL, its primary supplier of reactor based medical isotopes, regarding an interruption in the supply of medical isotopes. AECL has advised MDS Nordion that they anticipate the NRU reactor will remain out of service for at least three months. The details of disruption and potential impact have been discussed previously in this MD&A.

MDS Analytical Technologies
Financial Highlights

(millions of US dollars)

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2009	revenues	2008	revenues		2009	revenues	2008	Revenues
$70	80%	$93	79%	Product revenues	$138	80%	$185	79%
17	20%	25	21%	Service revenues	34	20%	49	21%
87	100%	118	100%	Net revenues	172	100%	234	100%
(50)	(57%)	(64)	(54%)	Direct cost of product revenues	(99)	(58%)	(125)	(53%)
(3)	(4%)	(4)	(4%)	Direct cost of service revenues	(7)	(4%)	(8)	(4%)
(17)	(19%)	(22)	(18%)	Selling, general and administration	(34)	(20%)	(41)	(17%)
(13)	(15%)	(20)	(17%)	Research and development	(26)	(15%)	(40)	(17%)
(12)	(14%)	(12)	(10%)	Depreciation and amortization	(23)	(13%)	(27)	(12%)
-	-	-	-	Restructuring charges, net	(3)	(1%)	-	-
1	1%	-	-	Other income (expenses), net	4	2%	(2)	(1%)
(7)	(8%)	(4)	(3%)	Operating loss	(16)	(9%)	(9)	(4%)
				Adjustments:
9	10%	10	8%	Equity earnings	15	9%	24	10%
(1)	(1%)	(1)	(1%)	Acquisition integration	(1)	(1%)	2	1%
-	-	-	-	Restructuring charges, net	5	3%	-	-
1	1%	5	4%		3	2%	17	7%
12	14%	12	10%	Depreciation and amortization	23	13%	27	12%
$13	15%	$17	14%	Adjusted EBITDA	$26	15%	$44	19%
				Margins:
39%		42%		Gross margin	38%		43%
15%		14%		Adjusted EBITDA	15%		19%
$3		$1		Capital expenditures	$5		$3

MDS Analytical Technologies has three product lines, drug discovery, bio-research and mass spectrometer. The drug discovery and bio-research product lines are manufactured and sold by MDS Analytical Technologies.  The mass spectrometer product line carries out the majority of its business through joint ventures. We perform R&D and manufacturing for the mass spectrometer product lines and the products are sold by the joint venture partners. Currently, we generate earnings associated with these joint ventures from our proportionate share of joint venture earnings. We use equity accounting for the joint ventures and, accordingly, the earnings related to the mass spectrometer product family are reflected in equity earnings, which represent our share of the net earnings of the joint ventures. Our mass spectrometer reported revenues relate to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We record these revenues at the cost of the products manufactured and services performed for the joint ventures, with no associated operating income recognized by us.

In the second quarter of 2009, net revenues were down $31 million or 26% from same quarter last year, primarily driven by lower revenues in our mass spectrometer, drug discovery and bioresearch product lines and an $11 million negative impact from the strengthening of the US dollar.  In the second quarter of 2009 compared with the same period in 2008, end-user volume and revenues for mass spectrometer products declined 7% and 11%, respectively. However, end user revenues in services and the applied markets continued to show growth. The revenues in the Asia region also continued to improve. In the second quarter of 2009, including the impact of foreign exchange, revenue in the drug discovery and bioresearch product lines declined by approximately 18% compared with the second quarter of 2008. Net revenues for the six months ended April 30, 2009 were down $62 million or 26% from the same period in 2008, primarily due to lower revenues in our mass spectrometer, drug discovery and bioresearch product lines and the impact of the strengthening of the US dollar.

In the second quarter of 2009, we reported an operating loss of $7 million compared to an operating loss of $4 million for the second quarter of 2008.  The operating loss for the six months ended April 30, 2009 was $16 million compared to an operating loss of $9 million for the comparative period of 2008.  Adjusted EBITDA for the second quarter of 2009 was $13 million compared to $17 million for the same quarter in 2008. Excluding the negative $5 million impact of foreign exchange, primarily related to previously established hedge positions, product cost reductions and restructuring savings more than offset the impact of lower volumes and pricing pressures.  The adjusted EBITDA for the six months ended April 30, 2009 was down $18 million or 41%, primarily due to impact of lower volumes, pricing, and foreign exchange, partially offset the reduction in product cost and restructuring savings.

Our equity earnings are not included in operating income and represent our share of earnings from the mass spectrometer joint ventures. In the second quarter of 2009, our equity earnings were $9 million compared with $10 million in the comparative quarter of 2008, primarily due to $4 million loss of the foreign currency exchange contracts, partially offset by cost productivity, restructuring savings and favourable product mix. The equity earnings for the six months ended April 30, 2009 were $15 million compared to $24 million in the comparative period of 2008, primarily due to approximately $8 million in losses on foreign currency exchange contracts, partially offset by cost productivity, restructuring savings and favourable product mix.

The adjusting item in the second quarter of 2009 was a $1 million gain relating to a contingency settlement for our 2007 business acquisition and the adjusting item in 2008 was $1 million of income relating to acquisition integration costs. The additional adjusting items for the six months ended April 30, 2009 were restructuring charges of $5 million recorded in first quarter of 2009 and a $3 million charge relating to acquisition integration costs in 2008.

SG&A expenses in the second quarter of 2009 were down $5 million or 23% compared with the same quarter last year.  SG&A expenses for the six months ended April 30, 2009 were down $7 million or 17% from the same period in 2008. SG&A expenses were lower primarily due to the favourable foreign exchange impact, restructuring savings, and lower incentive compensation expense.

R&D in the second quarter of 2009 was down $7 million or 35% compared to the same quarter last year.  R&D for the six months ended April 30, 2009 was down $14 million or 35% from the same period in 2008. R&D was lower primarily due to the completion of certain mass spectrometry and drug discovery product developments in the second half of 2008. This has resulted in the launch of AB SCIEX 5500 Triple QuadTM and AB SCIEX 5500 QTRAP® platforms, CellkeyTM 384 systems and other hardware and software products. Also contributing to the decrease was a $4 million foreign exchange impact, due to the strengthening US dollar relative to the Canadian dollar during the first half of 2009 compared to the same period last year.

In the second quarter of 2009, we continued to introduce innovative technologies and products, including a new suite of iMethod tests that simplify the use of mass spectrometry for food and water quality testing, forensic toxicology and clinical research. We also introduced the MetaXpressPowerCoreTM  and MetaXpress® 3.0 image acquisition and analysis software platforms, which are designed to accelerate the throughput of high content screening and expand toxicity applications.  In addition, we launched the AB SCIEX TOF/TOF 5800TM system, a MALDI-based mass spectrometer with higher speed and sensitivity used to help researchers advance the discovery of biomarkers.

We initiated a restructuring plan in the first quarter of 2009, which supports the transition of our primary manufacturing base to Asia over the next 12 to 18 months.  We recorded a $5 million charge, including $2 million that represents our portion of joint venture restructuring in the first quarter of 2009 in relation to this plan.  This plan will impact about 200 people and is expected to generate approximately $7 million in annual savings.  As of the second quarter of 2009, this restructuring plan is over 40% complete. These plans are intended to reduce cost and better position MDS Analytical Technologies in the current market environment.  These restructuring actions have resulted in $1 million in savings in the current quarter.

Capital expenditures for second quarter of 2009 were $3 million compared with $1 million in the comparative quarter of 2008.  Capital expenditures for the six months ended April 30, 2009 were $5 million compared with $3 million in the same period of 2008.

Corporate and Other
Financial Highlights

(millions of US dollars)

Second Quarter			Year-to-Date
2009	2008		2009	2008
$(7)	$(7)	Selling, general and administration	$(14)	$(12)
(1)	(2)	Other expenses	(2)	(1)
(8)	(9)	Operating loss	(16)	(13)
		Adjustments:
-	3	Write-down of investments and valuation provisions	1	3
$(8)	$(6)	Adjusted EBITDA	$(15)	$(10)

In the second quarter of fiscal 2009, SG&A expenses were $7 million, flat compared to the same quarter in 2008 as a $2 million reduction in stock-based compensation expense was offset by higher corporate development costs, including $3 million in support of the announced sale of our Phase II-IV operations during the current quarter. SG&A expenses for the six months ended April 30, 2009 were $14 million, an increase of $2 million from the same period of 2008.

In the second quarter of 2009, other expenses of $1 million relates to the foreign exchange loss associated with the revaluation of certain assets and liabilities. Other expenses for the six months ended April 30, 2009 includes a foreign exchange loss of $1 million and a loss relating to the write-down of our investment in Entelos Inc. for $1 million in the first quarter. Other expenses for the second quarter of 2008 includes a $3 million provision for the write-down of ABCP.

Adjusting items for the six months ended April 30, 2009 relate to the write-down our investment in Entelos Inc. of $1 million. For the same period in 2008, we recorded a $3 million provision related to our ABCP.

Income taxes

For the second quarter of fiscal 2009, we reported an $8 million tax expense on a $9 million loss. The most significant element of the tax expense is $9 million arising on the establishment of a full valuation allowance against deferred tax assets relating to our US and French operations.  In addition, quarterly operating losses in jurisdictions where we historically had a full allowance against our deferred tax assets, contributed $3 million (2008 - $2 million) to our tax expense. In assessing the need for valuation allowances, we have considered the impact of the current economic environment on our business and concluded that insufficient evidence exists to support recognition of tax assets in jurisdictions other than Canada.

The $9 million valuation allowance established in the second quarter of fiscal 2009 on our US and French tax assets has been excluded from our adjusted earnings per share as recognition of our US tax assets arose as a result of accounting related to the 2007 acquisition of Molecular Devices Inc.

Liquidity and capital resources

(US$ millions except current ratio)	As of April 30, 2009	As of October 31, 2008 Restated	Change
Cash and cash equivalents	$243	$117	108%
Operating working capital[1]	$58	$90	(36%)
Current ratio (excludes net assets held for sale)	2.0	2.0	-
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventories less accounts payable and accrued liabilities, and current deferred revenue.

In the second quarter of fiscal 2009, our cash balance increased to $243 million, up $94 million or 63% from the first quarter of 2009. This was primarily due collection of a $60 million note from Borealis related to the 2007 sale of our Diagnostics business, and continued improvements in working capital management including more disciplined billing protocols and collection procedures at MDS Pharma Services, that has resulted in strong collections in the quarter. Although we continue to invest to support our customers and drive future growth, we are reviewing our capital expenditures plans to ensure they are appropriate in these economic times.

Cash used in investing activities of $7 million in the second quarter of 2009 decreased from $13 million during the same period in 2008 as a result of fewer capital expenditures. Investments in the second quarter of 2009 were for IT systems at MDS Pharma Services and to expand our production capacity for Glucotrace in Europe. Cash used in investing activities of $3 million for the six months ended April 30, 2009 compared to $78 million of cash provided in the comparative period of 2008.  In 2009, we received $3 million in cash from the sale of land associated with our MDS Analytical Technologies business and $8 million of restricted cash associated with our self-insurance liabilities was reclassified to cash.  In 2008, we sold $101 million of short-term investments and used the proceeds to pay off long-term debt and income taxes associated with the sale of our diagnostic laboratories business.

Cash used in financing activities of $1 million in the second quarter of 2009 declined from the $9 million of cash used in the comparative quarter of 2008, mostly due to the repurchase of $12 million of shares as part of our Normal Course Issuers Bid in 2008. Financing activities used $7 million of cash during the six months ended April 30, 2009 compared to $93 million of cash used in the same period of 2008 when we repaid $81 million of long-term debt and repurchased $17 million shares as part of our 2008 Normal Course Issuers Bid.

The global credit markets are experiencing unprecedented volatility, which has affected both the availability and cost of funding sources. In this current volatile credit environment, we have taken a number of initiatives to strengthen our liquidity, and maintain compliance with our debt covenants.

In addition to cash generated by operations and cash on hand, we have available a C$500 million (US$419 million) revolving credit facility that expires in July 2010 to fund our liquidity requirements. We did not borrow against the facility in the second quarter of 2009 and there were no borrowings under this facility as at June 9, 2009.  As discussed earlier in this MD&A, if the interruption in supply of medical isotopes extends significantly beyond the current three-month estimate, the resulting earnings impact may cause a breach of debt covenants requiring repayment of our debt and preventing access to our credit facility. In addition to $243 million cash on hand, we expect to be able to obtain new financing at market rates should we be required to repay the Senior Unsecured Notes. We are taking actions to mitigate the risk of any debt covenant violation and are developing plans to address this situation should it occur.

We believe that cash flows generated from operations, coupled with available borrowings from existing financing sources or new borrowings if needed, will be sufficient to meet our anticipated requirements for operations, capital expenditures, R&D expenditures, FDA settlements and restructuring costs. As a result of a covenant in our Senior Unsecured Notes, we have ceased paying dividends and discontinued our share repurchase program. We remain in compliance with all covenants for our Senior Unsecured Notes and our bank credit facility in relation to borrowings and repayments.

Contractual obligations
There have been no material changes in contractual obligations since October 31, 2008 and there has been no substantive change in any of our long-term debt, other long-term obligations, or guarantees since that date.  We do not have any off-balance sheet arrangements, other than operating leases and derivative instruments.

Litigation

Excluding the MAPLE Facilities litigation with AECL and the Government of Canada previously discussed, MDS was served on April 30, 2009, with a Statement of Claim related to repeat study costs and mitigation costs of approximately $7 million and lost profits of approximately $60 million.  This action relates to certain bioequivalence studies carried out at our Quebec, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. MDS intends to vigorously defend this action.

On November 11, 2008, MDS was served with a Statement of Claim related to repeat study costs and mitigation costs of $4 million (C$5 million) and loss of profit of $25 million (C$30 million). This action relates to certain bioequivalence studies carried out at our Quebec, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. MDS has filed a Statement of Defence and intends to vigorously defend this action.

Asset Backed Commercial Paper

As of April 30, 2009, we had Canadian non-bank sponsored ABCP with a fair value of $9 million. We received the ABCP as part of an approved restructuring of the Canadian non-bank sponsored ABCP market on January 21, 2009, in which we exchanged ABCP with a par value of C$17 million (US$14 million) for longer-term notes with the same total par value. The new longer-term notes are classified as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise. The fair value of the new longer-term notes has been determined by using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing such investments, including information provided by the Pan-Canadian Investors committee overseeing the restructuring of the affected ABCP, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. For the three and six months ended April 30, 2009, we recorded no fair value adjustments (2008 - $3 million and $3 million, respectively).

Derivative instruments

In the normal course of business, we use derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations for us. We limit our credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  We do not enter into derivative transactions for trading or speculative purposes.

In order for a derivative to qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedge item, the risk being hedged, our risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of our hedges on a quarterly basis. As of April 30, 2009, we did not hold any derivatives that were designated as fair value hedges.

We use foreign currency forward exchange contracts to manage our foreign exchange risk within the joint venture operations within MDS Analytical Technologies business, which have net cash inflows denominated in US dollars in 2009 and subsequent years. This hedge of the anticipated cash inflows are expected to occur over the planning cycle, typically no more than 24 months into the future and have been designated as cash flow hedges. Accordingly, we have recorded the fair value of these foreign currency contracts, a net loss of $1 million in accumulated other comprehensive income, which would be recorded in our income over the next 12 months.

We have designated our US dollar denominated long-term debt to reduce foreign exchange fluctuations associated with certain foreign currency investments in subsidiaries as a net investment hedge. If this hedge is effective, the US dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and is recorded in other comprehensive income. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur. During the first half of fiscal 2009, we recorded an insignificant amount due to such ineffectiveness.

We use short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which are not designated as hedges under SFAS 133.  As of April 30, 2009, the fair value of our foreign currency forward exchange contract was an asset of $1 million and there were no unrealized gains or losses incurred during the first and second quarter of fiscal 2009.

We have also identified embedded derivatives in certain of our supply contracts. As of April 30, 2009, the fair value of our embedded derivative contracts was as an asset of $2 million and a liability of $13 million. In the second quarter, we recorded income of $3 million (2008 - $3 million) relating to the changes in fair value of these embedded derivatives compared to a loss of $3 million recorded in the sequential prior quarter, resulting in no amount for the six months ended April 30, 2009 (2008 - $1 million loss).

During the second quarter of fiscal 2009, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161), which expands the disclosure requirements of derivative instruments. These disclosures have been provided in Note 9 of our consolidated financial statements.

Capitalization

(millions of US dollars)	As of April 30, 2009	As of October 31, 2008 Restated	Change
Long-term debt	$276	$282	(2%)
Less: Cash and cash equivalents	(243)	(117)	108%
Net debt	33	165	(80%)
Shareholders’ equity	1,091	1,090	-
Capital employed[1]	$1,124	$1,255	(10%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $6 million due to the repayment of the Senior Unsecured Notes in the first quarter 2009.

Quarterly highlights

The following tables provide a summary of selected financial information derived from our unaudited quarterly consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with US GAAP and prior periods have been restated for the accounting for the MAPLE Facilities.

(millions of US dollars, except earnings per share)	Trailing four quarters	April 30 2009	January 31 2009	October 31 2008	Restated July 31 2008
Net revenues	$1,107	$257	$257	$295	$298
Operating loss	$(714)	$(16)	$(3)	$(673)	$(22)
Net (loss) income	$(600)	$(17)	$2	$(575)	$(10)
(Loss) earnings per share
Basic	$(4.98)	$(0.15)	$0.02	$(4.77)	$(0.08)
Diluted	$(4.98)	$(0.15)	$0.02	$(4.77)	$(0.08)

(millions of US dollars, except earnings per share)	Trailing four quarters	Restated April 30 2008	Restated January 31 2008	Restated October 31 2007	Restated July 31 2007
Net revenues	$1,237	$326	$296	$307	$308
Operating (loss) income	$(1)	$8	$(6)	$1	$(4)
Income from continuing operations	$58	$13	$19	$17	$9
Net income	$56	$13	$19	$15	$9
Earnings per share from continuing operations
Basic	$0.48	$0.11	$0.16	$0.14	$0.07
Diluted	$0.48	$0.11	$0.16	$0.14	$0.07
Earnings per share
Basic	$0.47	$0.11	$0.16	$0.13	$0.07
Diluted	$0.47	$0.11	$0.16	$0.13	$0.07

Items on a pre-tax basis that impact the comparability of operating income include:

·      Results for the quarter ended April 30, 2009 reflect a $16 million non-cash impairment charge of property, plant and equipment, net for our Central Labs within MDS Pharma Services and a $12 million write-down of certain tax assets.

·      Results for the quarter ended October 31, 2008 reflect the $246 million net write-off of the MAPLE Facilities project and a    $320 million MDS Pharma Services goodwill write-down.

·      Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and a $11 million asset impairment charge.

·      Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA estimate.

·      Results for the quarter ended January 31, 2008 reflect an $11 million gain from the reduction of future Canadian income tax rates.

 Outlook

On June 1, 2009, we announced our strategy to focus MDS Pharma Services on Early Stage services (Discovery through Phase IIa).  As part of this strategy, we have entered into an agreement to sell our Phase II-IV operations and are in the process of selling Central Labs. Our Late Stage operations will be reported as discontinued operations starting in the third quarter of fiscal 2009. In the first half of fiscal 2009, MDS Pharma Services’ profitability improved significantly compared with the same period in 2008, primarily driven by restructuring savings, process and productivity improvements, flexible staffing that allows the business to adapt to changes in demand and a reduction in contract employees. In the first half of fiscal 2009, we also saw customers defer new contracts awards and delay starting new studies already awarded as they reassess their portfolio of R&D projects. As a result, we expect to see additional declines in revenue in the third quarter of 2009, particularly in Phase I where we saw a significant decline in new business wins in the second quarter. In response to the softening demand and as a result of the planned sale of our Late Stage operations, we have initiated certain restructuring actions in the third quarter of 2009. These actions will impact approximately 180 persons at a cost of about $4 million and are expected to generate approximately $9 million in annual savings. We continue to invest in our Early Stage business and in the quarter initiated a project to renovate and expand our operations in Taiwan, which will result in the doubling in capacity of these operations to serve current and emerging demand in the Asia-Pacific region.

On May 18, 2009, AECL announced that its NRU reactor will be out of service for more than one month due to a heavy water leak in the reactor vessel, and on May 27, 2009, AECL provided an update that the reactor will be out of service for at least three months. The NRU supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, we estimate that our EBITDA will be reduced by approximately $4 million for every month the reactor is out of service.  We are assessing plans to reduce costs over the expected shutdown period. In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to seek other long-term sources of medical isotope supply. In this regard, on April 28, 2009, we announced a collaboration with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the feasibility of producing Mo-99, the primary medical isotope, using photo fission technology.

Sales of cobalt for sterilization are expected to increase in the second half of 2009, although we expect lower levels of cobalt shipments compared to 2008 as a result of lower supply available. In 2010, our supply of cobalt will increase compared to 2009. In addition, our long-term contract for cobalt supply with Rosenergoatom positions MDS Nordion well to meet continued growth in cobalt sterilization demand in the long term. On May 28, 2009, we announced the opening of our new Glucotrace production facilities to improve the reliability of supply to our customers in Europe. We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in radiotherapeutics and imaging.

The deferral of capital expenditures by pharmaceutical customers in MDS Analytical Technologies markets that started in 2008 has increased in the first half of fiscal 2009. We now see declines in revenue across all product lines. Despite these declines, we are seeing strength in some applied markets, particularly in Asia, and in services. Given the current uncertainty in the global economic markets, we expect the overall market softness to continue throughout 2009. We are now extending quotes on certain projects associated with global government stimulus programs and we expect to see some revenue in the fourth quarter of 2009 and fiscal 2010. We continue to implement our previously announced plan to transition our manufacturing base to Singapore and Shanghai, China and have initiated a number of additional restructuring actions to resize our business relative to the downturn in 2009.  We have completed over 40% of the workforce reductions at MDS Analytical Technologies associated with this restructuring plan. We also continue to execute our strategy to accelerate the introduction of innovative new products to our customers through internal research and development and through the licensing and acquisition of new technologies.

As of April 30, 2009, we had $243 million in cash and cash equivalents, an undrawn revolving credit facility of C$500 million          (US$419 million), which is available until July 2010, and long-term debt of $276 million, the majority of which is not due for repayment until fiscal 2013. Our cash increased by $94 million in the second quarter of fiscal 2009, driven by solid operating results, improved working capital performance, and the collection of a $60 million note receivable. We continue to prioritize our capital expenditures in 2009 and expect our spending to be below the level spent in 2008. Given the current economic and market conditions, we believe that our current liquidity position is strong and we are focused on strengthening our relationships with customers and improving our operating and financial performance.

Our long-term debt of $276 million includes $221 million of Senior Unsecured Notes, the majority of which is not due for repayment until 2013, and a $39 million loan from the Canadian government that is essentially offset by a financial instrument reported in Other long-term assets on consolidated financial statements.  As previously mentioned in the MD&A, if the NRU is out of service for an extended period and our other businesses continue to be negatively impacted by the general economic environment, we could be at risk of breaching certain debt covenants. As the covenant requirement is based on the preceding four quarters, we do not expect to be in violation of the covenants, if at all, until fiscal 2010 and we may remain in compliance for the foreseeable future. In addition to $243 million cash on hand, we expect to be able to obtain new financing at market rates should we be required to repay the Senior Unsecured Notes. We are taking actions to mitigate the risk of any debt covenant violation and are developing plans to address this situation should it occur.

An extended interruption of medical isotopes may impact, among other things, our ability to remain in compliance with our debt covenants, realize our tax strategies, fully utilize our assets, make investments in our business, and implement restructuring required to deliver improvements to EBITDA, which individually or collectively, could have a material adverse affect on our business, operations and financial results.

Accounting and control matters

Prior period restatement relating to MAPLE facilities

During the fourth quarter of fiscal 2008, we reviewed our accounting for the transaction related to the 2006 Agreement with AECL and determined that the original accounting treatment was not correct.  The portion of the 2006 Agreement relating to the 40-year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. As a result, we should have recorded in fiscal 2006 the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced and interest expense associated with MDS’s construction costs should have been capitalized. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS had no obligation to reimburse AECL for their incurred capital costs.

The impact from the restatement of the 2006 transaction does not impact the current three and six months ended April 30, 2009 consolidated financial statements. Only the prior comparative three and six months ended April 30, 2008 are impacted as described in the following table:

Consolidated Statements of Operations	Three months ended April 30, 2008			Six months ended April 30, 2008
(millions of US dollars, except earnings per share)	Previously Reported	Adjustments (Note (a))	Restated	Previously Reported	Adjustments (Note (a))	Restated
Interest (expense) income, net	$(2)	$3	$1	$(2)	$6	$4
Income tax (expense) recovery	$(5)	$(1)	$(6)	$2	$(2)	$-
Net income	$11	$2	$13	$28	$4	$32
Basic and diluted earnings per share	$0.09	$0.02	$0.11	$0.23	$0.04	$0.27
(a) Three and six months ended April 30, 2008 consolidated statements of operations adjusted for capitalized interest related to construction in-progress recorded under lease accounting and associated income taxes.

Changes in accounting standards and policies
On February 1, 2009, we adopted SFAS 161, which enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, we are required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation, fair values, gains and losses and credit-risk-related contingent features. Our adoption of SFAS 161 is provided in Note 9 of the consolidated financial statements.

On November 1, 2008, we adopted the applicable portions of FASB SFAS No. 157, Fair Value Measurements, (SFAS 157), which defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. During the second quarter of 2009, our methodology remained consistent with prior quarters for measuring fair value of financial instruments. In the second quarter of 2009, the aggregate amount of instruments requiring fair value measurement on a recurring basis and included in Level 3 only related to our ABCP.  This amount represented less than 1% of the aggregate amount of consolidated assets and liabilities. The amount we report in Level 3 in future periods will be directly affected by market conditions. Our adoption of SFAS 157 is provided in Note 10 of the consolidated financial statements.

On November 1, 2008, we adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

United States

In April 2009, FASB issued FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. We plan to adopt FSP 157-4 on      May 1, 2009 and do not expect a material impact on our consolidated financial statements.

In April 2009, FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP 107-1).  FSP 107-1 amends SFAS 107, “Disclosures About Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods and annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. FSP 107-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 107-1 requires comparative disclosures only for periods ending after initial adoption. We plan to adopt FSP 107-1 on May 1, 2009 and do not expect a material impact on our consolidated financial statements.

In December 2008, FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods.  FSP 132(R)-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We will adopt FSP 132(R)-1 on November 1, 2009, which will only impact disclosures of pension plan assets in our annual consolidated financial statements.

In April 2008, FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We plan to adopt FSP 142-3 on November 1, 2009 and it is not expected to have a material impact on our consolidated financial statements.

In February 2008, FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), which defers the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As described above, we adopted the applicable portions of SFAS 157 effective November 1, 2008 and have not yet applied the provisions of SFAS 157 to the non-financial assets and liabilities within the scope of FSP 157-2. We plan to adopt the deferred portion of SFAS 157 on November 1, 2009.  We currently do not expect the adoption of the deferred portions of SFAS 157 to have a material impact on our consolidated financial statements.

In December 2007, FASB issued FAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.   We plan to adopt SFAS 141R on November 1, 2009 and are currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. We plan to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on our consolidated results of operations and financial condition.

International Accounting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the US Securities and Exchange Commission either requires domestic registrants in the US to transition to IFRS or when a majority of our competitors commence to report using IFRS.

Disclosure controls and procedures

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the Securities & Exchange Commission and the Canadian Securities administrators and has concluded that such disclosure controls and procedures were effective as of April 30, 2009.

Internal controls over financial reporting

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. There have been no changes during the quarter ended April 30, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.